UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-69654

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ZANBATO SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

711 / 715 N. SHORELINE BLVD. USA
(No. and Street)

MOUNTAIN VIEW	CA	94043
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Heather Fitzgerald	212-668-8700	hfitzgerald@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP
(Name – if individual, state last, first, and middle name)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Knut Nicolai Sand</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Zanbato Securities LLC</u>, as of <u>12/31</u>, 2 <u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
<u>Knut Nicolai Sand</u>   Digitally signed by Knut Nicolai Sand
Date: 2026.02.24 13:11:34 -08'00'

Title:
<u>CEO</u>

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Zanbato Securities LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
For the period from October 1, 2024 through December 31, 2025

Zanbato Securities LLC

TABLE OF CONTENTS
For the period from October 1, 2024 through December 31, 2025



EisnerAmper LLP
11 Grand Central East
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Zanbato Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Zanbato Securities LLC (the "Company") as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
New York, New York
March 26, 2026

Zanbato Securities LLC

Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$	4,918,209
Investments		3,033,758
Accounts receivable, net		3,016,573
Due from affiliates		1,697,014
Prepaid expenses and other assets		96,019
Total assets	$	12,761,573

LIABILITIES AND MEMBER'S EQUITY
Liabilities:

Commissions payable	$	6,866,466
Accounts payable and accrued expenses		83,794
Due to affiliates		85,407
Total liabilities		7,035,667
Member's equity		5,725,906
Total liabilities and member's equity	$	12,761,573

The accompanying notes are an integral part of this statement of financial condition.

Zanbato Securities LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2025

1. Organization and Nature of Business
Zanbato Securities LLC (the "Company"), is a limited liability company organized under the laws of the state of Delaware. The Company is a wholly owned subsidiary of Zanbato Holding Company LLC and an indirect subsidiary of Zanbato Inc. (the "Ultimate Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and an introducing broker registered as a member of the Financial Industry Regulatory Authority ("FINRA"). The Company withdrew its membership with the National Futures Association ("NFA") and its registration with the Commodity Futures Trading Commission (the "CFTC") in July 2025.

The Company's operations include acting as an agent to match buyers and sellers of privately-held securities through an alternative trading system maintained by the Ultimate Parent, referral of investors into hedge funds and placing investors in single-asset investment funds.

During the period from October 1, 2024 through December 31, 2025, the Company changed its fiscal year-end from September 30 to December 31. As a result, the accompanying financial statements are presented for a one-time 15-month period to align with the new fiscal year-end. The Company will resume its normal 12-month annual reporting cycle beginning with the fiscal year ending December 31, 2026.

2. Summary of Significant Accounting Policies
Basis of Presentation and Use of Estimates
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash and Cash Equivalents
All cash deposits are maintained at financial institutions. Cash equivalents consist of short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less and primarily include money market funds. The Company invests a majority of its available cash in money market funds, which are carried at approximate fair value.

Accounts Receivable

The Company's accounts receivable, which primarily consist of balances due from customers for referral fee income, commissions and placement fee income, are carried at amortized cost less the allowance for credit losses. Account balances outstanding longer than the contractual payment terms are considered past due. The credit risk associated with receivables is that any customers with which it conducts business is unable to fulfill contractual obligations. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326-20, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management monitors the credit risk of customers, including historical experience, current conditions, reasonable assurance and supportable forecasts to determine expected credit loss. At October 1, 2024 the accounts receivable balance, net was $729,168. As of December 31, 2025, accounts receivable, net balance of $3,016,573 in the statement of financial condition is stated net of an allowance for credit losses of $8,363.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal and state income taxes. Accordingly, the Company has not provided for income taxes.

NOTES TO STATEMENT OF FINANCIAL CONDITION
For the period from October 1, 2024 through December 31, 2025

2. Summary of Significant Accounting Policies (continued)
Income Taxes (continued)
At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Allocation of Stock-Based Compensation from the Ultimate Parent
Stock-based awards relate to the Company's allocated equity grants under the Ultimate Parent's equity and incentive compensation plan.

Adoption of New Accounting Standards
The Company considers the applicability and impact of all FASB Accounting Standard Updates ("ASU"). ASUs were assessed and determined to be either not applicable or are expected to have minimal impact on the statement of financial condition.

3. Fair Value
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis are as follows:

The Company invests in U.S. Treasury notes with original maturities of one year or more, which are classified as investments. Treasury Notes are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, Treasury Notes are generally categorized in Level 1 of the fair value hierarchy. As of December 31, 2025, the Company held U.S. Treasury note investments with an aggregate balance of $3,033,758.

4. Transactions with Related Parties

The Company entered into the third amended and restated Expense Sharing Agreement ("Amended ESA") with its Ultimate Parent effective January 1, 2024, which amended the previous terms in their entirety, whereby the Ultimate Parent provides office support services, information and marketing support services, employee compensation, payroll taxes and benefits, general consulting services, and other services. The Company reimburses the Ultimate Parent for the costs of services. It may satisfy payment obligations under the Amended ESA through monthly reimbursements or capital contributions at the sole discretion of the Company. The Amended ESA has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties. On January 1, 2026, the Company entered into the fourth amended and restated Expense Sharing Agreement with the Ultimate Parent.

On April 1, 2024, the Company executed the Second Amended and Restated Development, License, Maintenance, and Support Agreement (the "Technology Agreement") with its Ultimate Parent whereby the Ultimate Parent grants the Company a non-exclusive, limited, revocable, non-sublicensable right and license to use an Alternative Trading System ("ATS") and Tender Offer Services ("TOS") platform including intellectual property and development and maintenance support services from its Ultimate Parent. In consideration of the license and services, the Company pays the Ultimate Parent a fee payable every month. On January 1, 2026, the Company entered into the third amended and restated Technology Agreement with its Ultimate Parent.

As of December 31, 2025, the Company had a due to affiliate balance of $85,407, resulting from expenses under the Amended ESA and Technology Agreement.

During the period from October 1, 2024 through December 31, 2025, the Ultimate Parent made capital contributions of $3,000,000, received no distributions and agreed to forgive $2,725,200 of amounts due to them under the ESA and Technology Agreement discussed above.

As of December 31, 2025, the Company recorded a due from affiliate balance of $1,697,014, representing receivables for placement fee income associated with introducing investors to single-asset investment funds managed by the affiliated entity. These amounts are expected to be settled in the normal course of business.

In July 2024, the Company made a $10,000 investment in 8VC ANSF SPV I-A LLC (the "Fund"), a special purpose vehicle formed to invest directly in a private company operating in the defense technology sector. The Company acquired a non-managing member interest in the Fund. The investment was classified as a Level 3 security and was valued based on the most recent round of financing of the underlying portfolio company. On June 30, 2025, the Company transferred the investment to an affiliate for consideration equal to its fair value at the date of transfer.

5. Regulatory Requirements
The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had a net capital of $2,273,999 which exceeded the required net capital by $1,805,954. The Company's net capital ratio was 3.087 to 1.

6. Contingencies
The Company from time to time is subject to claims and legal proceedings that arise in the ordinary course of its business activities. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the Company's financial position.

NOTES TO STATEMENT OF FINANCIAL CONDITION
For the period from October 1, 2024 through December 31, 2025

7. Concentration of Credit Risk
In the normal course of business, the Company maintains cash and cash equivalents, which at times may exceed insured limits, in financial institutions in the United States of America. As of December 31, 2025, the Company's aggregate money market fund balance was $1,314,224, which is comprised of two money market funds, of which $125,033 is not insured by the Federal Deposit Insurance Corporation ("FDIC") or the Securities Investor Protection Corporation ("SIPC") and are not bank guaranteed.

The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

8. Indemnifications
In the normal course of its business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company believes that it unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

9. Allocation of Stock-Based Compensation from the Ultimate Parent
The Ultimate Parent maintains an equity incentive plan for certain employees, non-employees, and directors of the Company. In accordance with the expense recognition provisions of ASC Topic 718, Compensation - Stock Compensation, the Ultimate Parent amortizes unearned compensation associated with share-based awards on a straight-line basis over the vesting period, net of forfeitures. The Company recognized stock-based compensation allocated by the Ultimate Parent as a non-cash contribution which is reflected in member's equity on the Statement of Financial Condition.

10. Subsequent Events
The Company evaluated events or transactions for potential recognition or disclosure from January 1, 2026 through March 26, 2026, the date which the financial statements were available to be issued. On February 6, 2026, the Company received a capital contribution of $2,000,000 from its Ultimate Parent.